# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Li-Cycle Holdings Corp., CIK 0001828811
CUSIP: 50202P105
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Date of event which requires filing of this statement: 08/07/2025
Amends the filing with accession number 0001140361-25-019566
Filed by CIK 0001521365
Persons authorized to receive notices and communications: Peter Wright, Glencore Canada Corporation, 100 King Street West, Suite 6900, Toronto, Ontario Canada (A6), M5X 1E3, (416) 775-1500

## Reporting persons
- Glencore plc (CIK 0001521365): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 74,587,088; sole dispositive power 0; shared dispositive power 74,587,088; aggregate amount beneficially owned 74,587,088 (62.6% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore plc.
  
  For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 11.
- Glencore International AG: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 74,587,088; sole dispositive power 0; shared dispositive power 74,587,088; aggregate amount beneficially owned 74,587,088 (62.6% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore International AG.
  
  For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 11.
- Glencore Canada Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 74,587,088; sole dispositive power 0; shared dispositive power 74,587,088; aggregate amount beneficially owned 74,587,088 (62.6% of the class)
  Comment: For rows 8, 10, and 11, assuming all applicable regulatory conditions have been satisfied, represents 74,579,665 Common Shares of Li-Cycle Holdings Corp (the "Issuer") that are issuable to Glencore Canada Corporation upon conversion of all of the outstanding secured and unsecured notes of the Issuer held by Glencore Canada Corporation, subject to adjustment and including accrued but unpaid interest through August 7, 2025, plus 7,423 Common Shares of the Issuer previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan.
  
  For row 13, percent of Common Shares calculated based on 44,541,690 Common Shares of the Issuer outstanding as of March 18, 2025 (such outstanding shares based on information provided in the Issuer's Form 10-K for the year ended December 31, 2024), plus the number of Common Shares of the Issuer that are issuable to Glencore Canada Corporation as described in the preceding sentence. See Item 5 of this Amendment No. 11 for more information.

## Item 1. Security and Issuer
Title of class of securities: Common Shares without par value
Name of issuer: Li-Cycle Holdings Corp.
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Comment:
EXPLANATORY NOTE

This Amendment No. 11 (this "Amendment No. 11") is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on September 23, 2022 (as amended, from time to time, the "Schedule 13D") relating to the common shares, without par value (the "Common Shares"), of Li-Cycle Holdings Corp. (the "Issuer"). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 11 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

Pursuant to an order of the CCAA Court dated August 1, 2025, which was recognized by an order of the United States Bankruptcy Court for the Southern District of New York dated August 4, 2025 in the Chapter 15 Proceeding, among other things, the EAPA (as amended), the EAPA Transaction and the Credit Bid were approved. In connection therewith, on August 7, 2025 (the "Closing Date"), the Issuer, Glencore Canada Corporation, Glencore International AG, and other subsidiaries of the Issuer entered into the Collateral Release and Note Direction Agreement (the "Collateral Release and Note Direction Agreement"), pursuant to which and as contemplated by the EAPA (as amended), the EAPA Transaction and the Credit Bid, Glencore Canada Corporation directed the Company to, among other things, reduce the principal amount of the Second A&R Convertible Note No. 1 by $30,867,124. As a result, the principal amount of Second A&R Convertible Note No. 1 is $93,192,007.32 as of the date hereof, excluding accrued but unpaid interest. Additionally, on the Closing Date, Mr. Sinha resigned from the board of directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 11, as of August 7, 2025, are incorporated herein by reference.

As of such date, assuming all applicable regulatory conditions have been satisfied, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), an aggregate of 74,579,665 Common Shares issuable upon the conversion of the Glencore Notes directly owned by Glencore Canada Corporation, including accrued but unpaid interest through August 7, 2025, plus 7,423 Common Shares previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. This amount of Common Shares represents approximately 62.6% of the outstanding Common Shares and is calculated based on 44,541,690 Common Shares of the Issuer outstanding as of as of March 18, 2025 (such outstanding shares based on information provided in the Issuer's Form 10-K for the year ended December 31, 2024), plus the 74,579,665 Common Shares of the Issuer issuable to Glencore Canada Corporation upon conversion of the Glencore Notes directly owned by Glencore Canada Corporation including accrued but unpaid interest through August 7, 2025. Mr. Sinha is the Global Head of Recycling at the Glencore group and holds the securities reported herein for the benefit of the Reporting Persons, and will, after vesting, if applicable, transfer the securities directly to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 11 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as otherwise disclosed in this Amendment No. 11 and the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 11 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.17 Collateral Release and Note Direction Agreement (attached hereto).

## Signatures
- Glencore plc: /s/ John Burton, John Burton/Company Secretary (08/08/2025)
- Glencore International AG: /s/ John Burton, John Burton/Attorney-in-fact (08/08/2025)
- Glencore Canada Corporation: /s/ John Burton, John Burton/Attorney-in-fact (08/08/2025)